4-1200 Waverley Street Winnipeg, Manitoba, Canada R3T 0P4 Phone: 204 487 7412 Fax: 204-488-9823

MEDICURE TO PRESENT MATCHED RESULTS AT THE 21st
ANNUAL MEETING OF THE AMERICAN SOCIETY OF
HYPERTENSION

WINNIPEG, Manitoba - (April 10, 2006) Medicure Inc. (TSX:MPH/Amex: MCU), a cardiovascular drug discovery and development company, today announced that two posters outlining the positive results of the Phase II MATCHED study with MC-4232 have been accepted for presentation at ASH 2006. The American Society of Hypertension (ASH) Annual Scientific Meeting and Exposition is being held in New York at the New York City Hilton Hotel from May 16-20, 2006. ASH is the largest U.S. organization dedicated exclusively to hypertension and related cardiovascular disease.

“We look forward to presenting the MATCHED clinical results at this important scientific forum,” stated Dr. Lacourcière, MD, FRCP, FACP and Principal Investigator of the MATCHED study. “The opportunity to present the results validates the importance of the study’s findings and the expanding need for new approaches to treat patients with diabetes and hypertension.”

“This is an ideal setting for our first formal presentation of the MATCHED clinical results, ” commented Medicure’s President and CEO, Albert D. Friesen, PhD. “Patients with coexisting diabetes and hypertension, like those studied in MATCHED, are extremely difficult to treat and frequently require multiple drugs to control their cardiovascular and metabolic risk factors. MC-4232, as demonstrated in MATCHED, is currently one of the only drugs in development that addresses both cardiovascular and metabolic risk factors in this difficult to treat patient population.”

Dr. Lacourcière, Director of the Hypertension Research Unit, Centre Hospitalier de l'Université Laval Sainte-Foy, Québec will present the two posters describing the antihypertensive and metabolic effects of MC-4232. The abstract titled “Evaluation of the Antihypertensive Effects of MC-1 Alone and in Combination with Lisinopril on Ambulatory BP in Hypertensive Patients with Type 2 Diabetes Mellitus” will be presented at 8:30 AM EST on May 17, 2006. The second abstract titled “The Combination of MC-1 and Lisinopril Has Beneficial Effects on Carbohydrate and Lipid Metabolism in Hypertensives with Type 2 Diabetes Mellitus” will be presented at 4:00 PM EST on May 16, 2006.

Medicure completed the Phase II MATCHED study (MC-1 and ACE Therapeutic Combination for Hypertensive Diabetics) in September 2005. The study results demonstrated that MC-4232 had a statistically significant reduction in both primary blood pressure and metabolic endpoints.

About Medicure Inc.
Medicure Inc. is a cardiovascular drug discovery and development company focused on developing effective therapeutics for unmet needs in the field of cardiovascular medicine, the largest pharmaceutical market sector. The Company's solid position in this field is supported by the following attributes:

  Cardiovascular focused pipeline: a global market of over US $70 billion
  Two drugs - MC-1 & MC-4232 – in late stage clinical development
  Four positive Phase II trials completed
  FDA Fast Track designation for MC-1
  Unique products addressing major, inadequately served markets
  Dual action antithrombotic, MC-45308, with positive preclinical results

Medicure also has a medicinal chemistry based Drug Discovery program focused on discovery and advancement of novel small molecule anti-ischemics and antithrombotics towards human clinical studies.

This press release contains forward-looking statements that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

For more information, please contact:
Derek Reimer	Hogan Mullally
Chief Financial Officer	Manager of Investor &
Public Relations

Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com